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                                                                Exhibit 99.1

                          [LETTERHEAD OF FURMAN SELZ]

                                                 December 12, 1994

Special Committee of the Board of Directors
American Premier Underwriters, Inc.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

Gentlemen:

     We understand that American Premier Sub, Inc. ("American Premier Sub"), a wholly-owned subsidiary of New American Premier Group, Inc. ("New American Premier"), will merge with American Premier Underwriters, Inc. ("American Premier") and that AFC Sub, Inc. ("AFC Sub"), a wholly-owned subsidiary of New American Premier, will merge with American Financial Corporation ("AFC") in simultaneous transactions pursuant to which the outstanding shares of common stock of American Premier ("American Premier Common Stock") and the outstanding shares of common stock of AFC will be converted into shares of common stock of New American Premier ("New American Premier Common Stock") at specified exchange ratios (collectively, the "Exchange Ratios") under terms and conditions set forth in an Agreement and Plan of Acquisition and Reorganization (Merger Agreement) dated December 9, 1994 (the "Merger Agreement") entered into by and among New American Premier, American Premier, American Premier Sub, AFC and AFC Sub (the "Acquisition"). The terms and conditions of the Acquisition will be set forth in more detail in the Merger Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratios to the holders of American Premier Common Stock, other than AFC and its affiliates. In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) the Merger Agreement;

          (ii) publicly available information concerning American Premier, AFC and certain affiliates of AFC which Furman Selz believed to be relevant to its inquiry;

          (iii) financial and operating information with respect to the business, operations and prospects of AFC, including actuarial analyses of Great American Insurance Company and American Annuity Group, Inc. prepared by Milliman & Robertson, all furnished to Furman Selz by AFC and American Premier;

          (iv) financial and operating information with respect to the business, operations and prospects of American Premier furnished to Furman Selz by American Premier;

          (v) the common stock price and trading histories of American Premier Common Stock and the common stock of certain publicly traded affiliates of AFC;

          (vi) a comparison of the financial positions and operating results of American Premier, AFC and certain affiliates of AFC, and of the common stock price trading histories of American Premier and certain affiliates of AFC, with those of publicly traded companies Furman Selz deemed relevant;

          (vii) a comparison of certain financial terms of the Acquisition to certain financial terms of selected other business combinations Furman Selz deemed relevant;

          (viii) analyses of the respective contributions in terms of assets, liabilities and earnings of American Premier and AFC to New American Premier and the relative ownership of New American Premier after the Acquisition by the current stockholders of American Premier and AFC;

          (ix) analyses of other potential pro forma financial effects of the Acquisition; and

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          (x) synergies and other potential benefits arising from the
     Acquisition.

     We have also met with certain officers and employees of American Premier, AFC and certain affiliates of AFC concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate. Our opinion is limited insofar as we were not furnished with financial projections with respect to Chiquita Brands International, Inc. ("Chiquita") as we were advised by management of Chiquita that it was not feasible to develop reliable projections of future operating results for Chiquita due to uncertainties regarding its business.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion and have not assumed responsibility for any independent verification of such information. We have not conducted any independent evaluation or appraisal of the properties, assets, liabilities or reserves of American Premier or AFC, nor have we conducted any independent actuarial evaluations. In addition, we have assumed that the financial projections prepared by the managements of American Premier and AFC represent the best current judgment of their respective managements as to the future financial condition and results of operations of American Premier and AFC, respectively, and have assumed that the projections have been reasonably prepared based on such current judgment.

     We have also taken into account our assessment of general economic, market, and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon regulatory, economic, market and other conditions as they exist on, and the information made available to us as of, the date hereof. In addition, we have assumed, with your consent, the Merger would be accounted for as if AFC had acquired American Premier in a transaction accounted for a purchase. We further assumed, with your consent, that, in the course of obtaining necessary regulatory approvals for the Acquisition, no restrictions would be imposed that would have a material adverse effect on the contemplated benefits of the Acquisition to American Premier following the Merger.

     We are not expressing any opinion as to what the value of New American Premier Common Stock actually will be when issued to the shareholders of American Premier and AFC pursuant to the Acquisition or the price at which the New American Premier Common Stock will trade subsequent to the Acquisition.

     Furman Selz will receive fees for its services to American Premier in connection with the Acquisition, including a fee upon the inclusion of this opinion in a proxy statement mailed by American Premier in connection with a meeting of its shareholders to vote on the Acquisition. In addition, American Premier has agreed to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. We have previously acted as financial advisor to American Premier and, in the ordinary course of our business, may trade the equity and debt securities of American Premier and AFC for our own account, and the account of our customers and, accordingly, may at any time hold a long or short position in such securities for the accounts of our customers, the firm and/or the officers of the firm.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, from a financial point of view, the Exchange Ratios are fair to the holders of American Premier Common Stock, other than AFC and its affiliates.

                                          Very truly yours,

                                          FURMAN SELZ INCORPORATED

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